DarioHealth Corp.

322 W. 57th St. #33B

New York, New York 10019

March 25, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	DarioHealth Corp. (CIK: 0001533998)
Registration Statement No. 333-294454 on Form S-3 (the “Registration Statement”), as amended

Ladies and Gentlemen:

DarioHealth Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on March 27, 2026, at 4:01 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ron Ben-Bassat, Esq. of Sullivan & Worcester LLP at (212) 660-5003 and that such effectiveness also be confirmed in writing.

Very truly yours,

DARIOHEALTH CORP.

By: /s/ Chen Franco Yehuda
Chen Franco Yehuda, Chief Financial Officer